1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 25, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2012 Third Quarter 2012 Third Quarter Earnings Conference Earnings Conference October 25, 2012 October 25, 2012 © 2012 TSMC, Ltd

© 2012 TSMC, Ltd TSMC Property Agenda Welcome Elizabeth Sun 3Q12 Financial Results and 4Q12 Outlook Lora Ho CEO Message Morris Chang Q&A Morris Chang / Lora Ho

© 2012 TSMC, Ltd
TSMC Property
Safe Harbor Notice
TSMC’s statements of its current expectations are forward-
looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission
(the “SEC”) on April 13, 2012 and such other documents as
TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to
update any forward-looking statement, whether as a result of new information, future events, or otherwise.

© 2012 TSMC, Ltd TSMC Property Agenda Welcome Elizabeth Sun 3Q12 Financial Results and 4Q12 Outlook Lora Ho CEO Message Morris Chang Q&A Morris Chang / Lora Ho

© 2012 TSMC, Ltd
TSMC Property
Income Statements
**  Diluted weighted average outstanding shares were 25,927mn units in 3Q12
**  ROE figures are annualized based on average equity attributable to shareholders of the parent
Selected Items from Income Statements
3Q12
(In NT billions)
Guidance
Net Sales
141.38 136 - 138 128.06 106.48 +10.4% +32.8%
Gross Margin
48.8% 46% - 48% 48.6% 42.0% +0.2 ppt +6.8 ppts
Operating Expenses
(16.38) (15.54) (13.17) +5.4% +24.3%
Operating Margin
37.2% 34% - 36% 36.5% 29.7% +0.8 ppt +7.6 ppts
Non-Operating Items
1.08 (0.79) 0.56 NM +91.5%
Net Income
49.30 41.81 30.40 +17.9% +62.2%
Net Margin
34.9% 32.7% 28.5% +2.2 ppts +6.4 ppts
EPS (NT Dollar)
1.90 1.61 1.17 +17.9% +62.2%
ROE
30.3% 26.0% 20.9% +4.3 ppts +9.4 ppts
Shipment (Kpcs, 8"-equiv. Wafer)
3,860 3,701 3,180 +4.3% +21.4%
Average Exchange Rate--NTD/USD
29.86 29.60 29.12 +0.9% +2.5%
3Q12 2Q12 3Q11
3Q12
over
2Q12
3Q12
over
3Q11

Revenue (NT$B)

Revenue (NT$B)

Revenue (NT$B)

Revenue (NT$B)

Open Innovation Platform™

© 2012 TSMC, Ltd
TSMC Property
3Q12 Revenue by Application
70
2Q12 3Q12
70
2Q12 3Q12
Communication
49%
Consumer
8%
19%
+11%
QoQ +4%
QoQ +0%
Computer Communication Consumer Industrial/Standard
QoQ +17%
70
2Q12 3Q12
Industrial/Standard
24%
70
2Q12 3Q12
QoQ
0 0
0
0
Computer

0.25/0.35um
7%
0.5um+
2%
0.11/0.13um
6%
0.15/0.18um
14%
28nm
13%
90nm
9%
65nm
22%
40/45nm
27%

65nm and below revenue
Revenue (NT$B)
% of Sales
90
80
70
60
50
40
30
20
10
0
70%
60%
50%
40%
30%
20%
10%
0%
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12
28nm Rev (NT$B)
40nm Rev (NT$B)
65nm Rev (NT$B)
65nm and below combined as % of Sales

Open Innovation Platform™

© 2012 TSMC, Ltd TSMC Property 3Q12 Revenue by Technology

© 2012 TSMC, Ltd © 2012 TSMC, Ltd
TSMC Property
Balance Sheets & Key Indices
Selected Items from Balance Sheets
(In NT billions)
Amount % Amount % Amount %
Cash & Marketable Securities 147.75 16.8% 188.37 21.3% 120.26 16.4%
Accounts Receivable - Trade 58.41 6.6% 54.94 6.2% 45.46 6.2%
Inventory 33.25 3.8% 30.78 3.5% 25.69 3.5%
Long-Term Investment 28.64 3.3% 28.16 3.2% 36.47 5.0%
Net PP&E 580.08 66.0% 548.15 62.0% 472.95 64.4%
Total Assets 878.65
100.0%
883.91
100.0%
734.64
100.0%
Current Liabilities 119.05 13.5% 211.85 23.9% 108.37 14.7%
Long-Term Interest-bearing Debt 77.73 8.8% 37.28 4.2% 20.34 2.8%
Total Liabilities 201.51
22.9%
253.85
28.7%
133.52
18.2%
Total Shareholders' Equity 677.15
77.1%
630.06
71.3%
601.12
81.8%
Key Indices
A/R Turnover Days
Inventory Turnover Days
Current Ratio (x)
Asset Productivity (x)
*  Total outstanding shares were 25,922mn units at 9/30/12
** Asset productivity = Annualized net sales / Average net fixed assets.
1.1 1.0 0.9
44 44 45
2.1 1.3 1.8
3Q12 2Q12 3Q11
37 37 39

© 2012 TSMC, Ltd
TSMC Property
Cash Flows
(In NT billions)
3Q12 2Q12 3Q11
Beginning Balance 178.44 170.82 150.98
Cash from operating activities 76.63 69.97 55.21
Capital expenditures (78.33) (59.47) (38.05)
Cash dividends (77.75) 0.00 (77.73)
Short-term loans (1.02) (3.92) 2.88
Proceeds from issuance of bonds 40.60 0.00 18.00
Investments and others 0.17 1.04 3.55
Ending Balance 138.74 178.44 114.84
Free Cash Flow (1.70) 10.50 17.16

© 2012 TSMC, Ltd
TSMC Property
(1) Figures represent number of 6” wafers.  Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78
(2) Figures represent number of 12” wafers.  Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25
Installed Capacity
2012 Overall Capacity +14%; 12-inch Capacity +21%
Fab-2                          ( 6")
(1)
255 1,000 253 247 256 256 1,012
Fab-3                          ( 8") 304 1,184 298 300 304 306 1,208
Fab-5                          ( 8") 136 547 145 146 148 148 587
Fab-6                          ( 8") 286 1,128 298 296 298 298 1,191
Fab-8                          ( 8") 255 1,003 262 263 266 266 1,057
Fab-12                       ( 12")
(2)
337 1,334 373 367 378 382 1,500
Fab-14                       ( 12")
(2)
504 1,927 549 546 563 552 2,210
Fab-15                       ( 12")
(2)
18 69 135 222
WaferTech                 ( 8") 107 429 110 111 112 112 444
TSMC China             ( 8") 230 772 222 230 232 236 921
TSMC & Subsidiaries
3,352 12,963 3,553 3,579 3,776 3,915 14,823
(8" Equivalent Kpcs)
SSMC                         ( 8") 65 258 64 64 65 65 258
Total TSMC-managed 3,417 13,221 3,616 3,643 3,841 3,980 15,080
2012
(F)
4Q12
(F)
1Q12
(A)
2011
(A)
FAB / (Wafer size)
4Q11
(A)
2Q12
(A)
3Q12
(A)

© 2012 TSMC, Ltd
Revenue to be between NT$ 129 billion and NT$ 131 billion, at a forecast exchange rate of 29.47 NT dollars to 1 US dollar
Gross profit margin to be between 45 % and 47%
Operating profit margin to be between 33 % and 35%
Based on our current business outlook and exchange rate assumption, management expects:
4Q12 Guidance
TSMC Property
© 2012 TSMC, Ltd

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